Exhibit 99.37

2014

Management Discussion & Analysis

FOR THE NINE MONTH PERIOD ENDED SEPTEMBER 30, 2014

AMAYA

AMAYA

amayagaming.com

TABLE OF CONTENTS	Management’s Discussion and Analysis	1
	Overview	1
	Outlook	6

	Basis of Presentation	7

	Forward-looking Statements	7

	Selected Financial Information	7

	Financial Condition	8

	Summary of Quarterly Results	9

	Comparison of the Three and Nine-Month periods ended September 30, 2014 and September 30, 2013	9

	Liquidity and Capital Resources	11

	Cash Flows by Activity	17

	Summary of Significant Accounting Policies	18

	Recent Accounting Pronouncements	32

	Off Balance Sheet Arrangements	34

	Cautionary Note Regarding Forward Looking Statements	38

	Further Information	38

Management’s Discussion and Analysis

The following Management’s Discussion and Analysis (“MD&A”) provides a review of the results of operations, financial condition and cash flows for Amaya Gaming Group Inc. (“Amaya”, the “Corporation”, “we”, “us” or “our”), on a consolidated basis, for the three and nine month period ended September 30, 2014. This document should be read in conjunction with the information contained in the Corporation’s unaudited condensed consolidated financial statements and related notes for the three and nine month period ended September 30, 2014, and with the audited consolidated financial statements and related notes for the year ended December 31, 2013 and the MD&A thereon. All financial information presented in this MD&A was prepared in accordance with International Financial Reporting Standards (“IFRS”) unless otherwise stated. The consolidated financial statements and additional information regarding the business of the Corporation are available at www.sedar.com

For reporting purposes, the Corporation prepares consolidated financial statements in Canadian dollars and in conformity with IFRS. Unless otherwise indicated, all dollar (‘‘$’’) amounts in this Management Discussion and Analysis are expressed in Canadian dollars. References to ‘‘EUR’’ are to European Euros, references to “GBP” are to Pounds Sterling, and references to ‘‘USD’’ are to U.S. dollars.

This Management Discussion and Analysis (MD&A) is dated November 14, 2014, for the three and nine month period ended September 30, 2014.

Overview

Amaya is a leading provider of technology-based products and services in the gaming industry. Amaya has two reportable segments, B2C and B2B. In the third quarter ended September 30, 2014, B2C consisted of the consumer online gaming business, primarily PokerStars and Full Tilt, while B2B consisted of Amaya’s interactive gaming, land-based gaming, and lottery solutions.

B2C

Amaya’s primary business is its business-to-consumer operation (the “B2C Business”), which was acquired on August 1, 2014 when Amaya acquired Oldford Group Ltd. (“Oldford”). The B2C business owns and operates the online gaming brands PokerStars and Full Tilt. In addition, the B2C business operates, among others, the European Poker Tour, PokerStars Caribbean Adventure, Latin American Poker Tour and the Asia Pacific Poker Tour. These brands collectively form the largest poker business in the world, comprising online poker games and tournaments, live poker competitions, branded poker rooms in major global casinos, and poker programming created for television and online audiences. The B2C Business operates globally and management conducts its principal activities from its headquarters in the Isle of Man. It is led by an experienced, proven senior management team with extensive industry experience along with additional product and marketing executives recruited in recent years to lead the entry into new verticals and additional markets. PokerStars and Full Tilt employ industry-leading practices in payment security, game integrity, player fund protection, marketing and promotion, customer support and VIP rewards/loyalty programs. The B2C Business has a robust, scalable technology platform that can handle 600,000 simultaneous players and which has hosted the largest single online tournament with 225,000 players. The B2C Business serves a global community, with customer support in almost 30 languages, and has a database of more than 85 million registered players.

PokerStars and Full Tilt are the Corporation’s primary B2C brands, offering distinct online gaming platforms. Sites operated by PokerStars and Full Tilt collectively hold a majority of the global share of real money poker player liquidity and are among the leaders in play money poker player liquidity (Source: Pokerscout.com, November 3, 2014).

Since it launched in 2001, PokerStars has become the first choice of players all over the world and it operates the world’s most popular online poker sites. PokerStars provides desktop client services and products to its customers which include real-money online poker cash games, tournaments and fast fold poker. PokerStars’ mobile apps are among the most popular poker apps on the iOS and Android platforms. PokerStars is home to the largest Internet poker events, including the two biggest online tournament series in the world - the World Championship of Online Poker (WCOOP) and the Spring Championship of Online Poker (SCOOP) – and the biggest weekly tournaments, the Sunday million and Sunday Warm-Up, plus thousands more every day of the week. More than 115 billion hands have been dealt on PokerStars, which is more than any other site. PokerStars also offers play-money chips for sale and use for online poker play on PokerStars.net and on the Facebook application PokerStars Play on Facebook. In the fourth quarter of 2014, PokerStars.es, the licensed PokerStars site for Spain, expanded its offering by providing table games with plans to launch casino games such as slots in 2015, with similar plans announced for PokerStars.it, the licensed brand in Italy.

Full Tilt is a leading gaming brand known for delivering some of the most innovative online poker games in the world. Through its revolutionary poker formats Rush Poker and Adrenaline Rush, Full Tilt Poker offers its players fast-paced, quick-fold gameplay on both desktop and mobile. In 2014, Full Tilt began expanding its game portfolio by offering a variety of online table and casino games on its global sites including a range of single- and multi-player variations of Blackjack and Roulette, online slots and Live Dealer games.

The B2C Business prides itself on complying with licensing frameworks and holds multiple online poker/gaming licenses. Both PokerStars and Full Tilt operate globally (.com websites) and in various European jurisdictions (.eu websites) under licenses from the Isle of Man and Malta governments respectively. The two brands have obtained a continuation license to operate in the United Kingdom and operate in Greece through partnership with a licensee. Additionally, PokerStars also holds separate government licenses in other European Union member states that have created independent regulatory and licensing schemes including Italy, France, Spain, Belgium, Estonia, Denmark, Bulgaria, and Schleswig Holstein in Germany. Amaya actively seeks to promote and inform relevant regulators on the benefits of tax efficient, responsible regulation of online poker and gaming.

B2B

Amaya is engaged in the design, development, manufacturing, distribution, sale and service of technology-based gaming solutions for the regulated gaming industry worldwide, primarily to land-based and online gaming operators and government bodies (the “B2B Business”). These business-to-business (“B2B”) solutions include technology, content and services for interactive gaming and electronic games and game systems for commercial, charitable and tribal casinos, as well as government lotteries and gaming agencies. Amaya’s Board of Directors has approved of a plan to dispose of Amaya’s B2B poker and gaming platform provider, Ongame Network Ltd. (“Ongame”). As a result, this entity’s assets and liabilities are classified separately as held for sale and its operating results are classified separately as discontinued operations in all periods presented. Amaya developed its portfolio of B2B solutions through both internal development and strategic acquisitions.

Third quarter and Subsequent Highlights

Oldford Group Acquisition

On August 1, 2014, Amaya announced that it had completed the acquisition of 100% of the issued and outstanding shares of privately held Oldford Group Limited (“Oldford Group”), the owner and operator of the PokerStars and Full Tilt Poker brands, among others, in an all-cash transaction for an aggregate purchase price of USD$4.9 billion (the “Purchase Price”), including certain deferred payments and subject to customary purchase price adjustments (the “Acquisition”).

Oldford Group recorded consolidated revenues of approximately USD$1.133 billion (2012 – USD$976 million) and net income of USD$422 million (2012 – USD$314 million) in the fiscal year ended December 31, 2013. Oldford Group recorded consolidated revenues of approximately USD$568 million (2013 – USD$546 million) and net income of USD$218 million (2013 – USD$190 million) in the six months ended June 30, 2014.

The Purchase Price (excluding certain deferred payments) and fees and expenses relating to the Acquisition and the related financing that were paid by closing of the Transaction were financed through a combination of cash on hand, new debt, a private placement of subscription receipts, a private placement of common shares and a private placement of non-voting convertible preferred shares, allocated as follows:

•	USD$1.05 billion of convertible preferred shares (the “Convertible Preferred Shares”), which were subscribed for as follows: USD$600 million were subscribed by funds or accounts managed or advised by GSO Capital Partners LP or its affiliates (collectively, “GSO”); approximately USD$270 million were subscribed for by certain funds or accounts managed or advised by BlackRock Financial Management, Inc. or its affiliates (collectively, “BlackRock”); and, Canaccord Genuity purchased from treasury, on an underwritten bought-deal private placement basis, approximately USD$180 million. The Convertible Preferred Shares will not be listed on any exchange but, subject to legal limitations, will be freely transferable at the option of a holder. Each Convertible Preferred Share has an initial principal amount of C$1,000 and is convertible, at the holder’s option, initially into approximately 41.67 common shares of the Corporation based on the conversion price of C$24 per common share, in each case, subject to adjustments including 6% accretion to the conversion ratio, compounded semi-annually. The Corporation may, at any time after the first three (3) years of issuance, give notice of its election to cause all of the outstanding Convertible Preferred Shares to be automatically converted, subject to certain conditions. The terms of the convertible preferred shares are included in the Corporation’s Management Information Circular dated June 30, 2014, which was filed on SEDAR.

•	$640 million of subscription receipts at $20 per subscription receipt (the “Subscription Price”), underwritten on a bought deal, private placement basis, which were automatically converted on a one-to-one basis into common shares upon closing of the Acquisition. BlackRock purchased approximately USD$55 million of the subscription receipts. The Subscription Price represented a premium of approximately 66.4% to the closing price of C$12.02 per common share on the TSX on June 11, 2014, the last trading day prior to the announcement of the Acquisition, and a premium of approximately 108.5% over the 30-trading day volume-weighted average price of C$9.59 per common share on the TSX, up to and including June 11, 2014.

•	GSO purchased USD$55 million of common shares at C$20 per share.

•	Senior Secured Credit Facilities in the aggregate principal equivalent amount in US Dollars of approximately $2.92 billion, fully underwritten by Deutsche Bank AG New York Branch (“Deutsche Bank”), Barclays Bank PLC (“Barclays”), and Macquarie Capital (USA) Inc. (“Macquarie Capital”), and consisting of the following:

•	a USD$1.75 billion seven-year first lien term loan priced at Libor plus 4.00%, and a €200 million seven-year first lien term loan priced at Euribor plus 4.25%, in each case with a 1.00% floor (together, the “First Loan”);

•	a USD$100 million five-year first lien revolving credit facility priced at Libor plus 4.00%, none of which was drawn at completion; and

•	a USD$800 million eight-year second lien term loan priced at Libor plus 7.00%, with a 1.00% floor (the “Second Loan”).

•	Approximately USD$213 million from cash on hand, which includes a USD$50 million deposit made on June 12, 2014, the date of the announcement of the Acquisition.

Both GSO and BlackRock participated in the debt financing.

In connection with the Transaction, and as consideration for GSO’s and BlackRock’s significant role in the financing of the Transaction, the Corporation granted 11 million common share purchase warrants to GSO (the “GSO Warrants”) and 1.75 million common share purchase warrants to BlackRock (the “BlackRock Warrants”, collectively with the GSO Warrants, the “Oldford Group Warrants”), each with an exercise price of C$0.01 and exercisable for a term of 10 years, as payment for a portion of the fees payable to the two parties.

Further details on the Acquisition, are included in public filings made on SEDAR, including press releases related to the Acquisition, the Corporation’s Management Information Circular related to its Annual and Special Meeting of Amaya Shareholders held July 30, 2014, and a Business Acquisition Report.

Addition to S&P/TSX Composite Index

On September 16, 2014, Amaya announced that it had been added to the S&P/TSX Composite Index, effective at the market open on Monday, September 22, 2014. The Company joins Canada’s other leading corporations on the approximately 250-company index, which represents the largest businesses on the Toronto Stock Exchange. The S&P/TSX Composite is the headline index for the Canadian equity market. It is the broadest in the S&P/TSX family and is the basis for multiple sub-indices.

Launch of Spin & Go’s on PokerStars.com

Following successful launches in Spain, France and Italy, PokerStars launched “Spin & Go’s” to players on its global .com network on September 29. Full Tilt rolled out its version, Jackpot Sit and Go’s, on its global .com site earlier in the summer of 2014. The speedy, mobile-friendly poker variant has proven to be an instant hit, demonstrating that product innovation can attract new poker players and increase the amount of play from existing customers.

Spin & Go’s and Jackpot Sit & Go’s are fast-paced, three-handed hyper-turbo Sit & Go tournaments, which give players of all levels the chance to win multiples of their buy-in in a matter of minutes. The B2C Business believes the new variant will help attract new recreational players to the platform, reactivate players in its database, and excite current players.

Strategic Review of Cadillac Jack

On October 20, Amaya announced that it had initiated a strategic review process to explore alternatives for Amaya’s B2B land-based gaming solutions business, Cadillac Jack Inc. (“Cadillac Jack”). The strategic review will consider various alternatives for the company identified by Amaya’s and Cadillac Jack’s executive management, with the fundamental objective of expediting Cadillac Jack’s growth strategy and maximizing value for Amaya’s shareholders. Amaya has engaged

Macquarie Capital and Deutsche Bank Securities Inc. as co-financial advisors to assist the Corporation with the strategic review of Cadillac Jack. There can be no assurance that the Corporation’s strategic review process will result in the consummation of any specific action. There is no defined timeline for the strategic review and the Corporation does not intend to disclose additional information or further developments with respect to this process unless and until Amaya’s Board of Directors reviews and approves a specific action or otherwise deems further disclosure is appropriate or required.

UK Continuation Licenses

On November 11, 2014, Amaya announced that its gaming brands including PokerStars and Full Tilt have obtained continuation licenses to allow uninterrupted service to consumer and business customers in the United Kingdom. The continuation license for PokerStars and Full Tilt was awarded by the UK Gambling Commission in recognition of the existing licenses held in the Isle of Man. PokerStars and Full Tilt have operated in the United Kingdom as a “white-listed” company approved to do business throughout the country on the basis of the existing Isle of Man licensing. Amaya’s B2B online business also received the necessary continuation licenses to continue supplying UK-facing online gaming operators with Amaya’s online gaming content and technology.

San Manuel/California

On November 11, Amaya announced that the San Manuel Band of Mission Indians had agreed to join the existing business agreement between the Morongo Band of Mission Indians, California’s three largest card clubs - the Commerce Club, the Hawaiian Gardens Casino and the Bicycle Casino - and Amaya. These gaming operators will join together to operate a licensed online poker site in California once legislation is enacted to authorize iPoker. This coalition will also work together to advocate for legislation that extends California’s tough, long-established gaming regulations to include intrastate online poker.

Ongame Sale

As the company focuses on its consumer poker business, Amaya announced today that it has reached a definitive agreement (the “Agreement”) to divest Ongame, its B2B poker and platform provider, to NYX Gaming Group Ltd. (“NYX Gaming Group”) (the “Transaction”). Pursuant to the Agreement, NYX Gaming Group would acquire ownership of the Gibraltar-based Ongame Network Limited and Ongame’s Stockholm-based subsidiaries, which own and operate the B2B online poker business (“Ongame poker”) and B2B player management system (the “AGO platform”), with the transaction consideration being equivalent to a multiple of eight times Ongame’s 2015 EBITDA, less any required working capital. Amaya and NYX will also expand their existing partnership with:

•	Amaya making a strategic investment in NYX Gaming Group via a subscription of a $10 million unsecured convertible debenture, which matures two years after the date of issuance and bears interest at 6.00% per annum, payable at maturity. Interest and principal are payable in kind in NYX Gaming Group common shares at Amaya’s option.

•	Amaya and NYX subsidiary NextGen Gaming Pty Ltd (“NextGen”), a leading supplier of innovative games to the gambling industry, expanding their existing agreement under which NextGen supplies innovative online slot content to Amaya.

Closing of the Transaction is subject to customary regulatory approvals and is anticipated to occur by the end of November, 2014.

Amaya acquired Ongame in November, 2012, and subsequently developed the AGO platform. This platform development work was strategically important for Amaya as it allowed the Corporation to establish an important presence in the newly regulated U.S. online gaming market in New Jersey and to improve Amaya’s InterCasino offering (“WagerLogic”) prior to the announced sale of that asset in October, 2013. As the Corporation intended to acquire a B2C poker business, Amaya subsequently deemed Ongame to be a non-core B2B business and classified it as held for sale in December, 2013. In January, 2014, Amaya entered into a letter of intent to acquire the B2C poker brands PokerStars and Full Tilt.

Ongame is classified as discontinued operations for all periods in the MD&A and financial statements for the three and nine months ending September 30, 2014.

Outlook

With the Corporation’s Acquisition of Oldford Group, the Corporation’s primary revenue provider beginning in the third quarter of 2014 is the B2C Business.

This transaction resulted in Amaya becoming the world’s largest publicly traded online gaming company and provides Amaya with a premier, scalable gaming platform. It significantly diversifies us both geographically and in gaming verticals. The Corporation anticipates the transaction will be highly accretive to our earnings and provide strong cash flow. The B2C Business is the owner and operator of PokerStars, which is the world’s largest online gaming brand. Over the past 14 years, the business has become the world’s largest poker business, earning the loyalty of millions of players, not only having the highest liquidity but also a recognized dedication to game integrity, player protection, and responsible gaming as well as being an innovator in technology, game formats and marketing and loyalty programs. The business has developed a premium, robust software and scalable operating platform and has spearheaded industry leading practices in customer service, payment security, game integrity, player fund protection and responsible gaming. We believe its marketing investments are above those of anyone else in the online poker industry and it supports this effort through leading player loyalty programs.

PokerStars has 11 online gaming licenses in various global markets, including in France, Spain and Italy. With the continued trend toward regulation of online gaming around the world, the business in recent years has been developing and executing on growth initiatives to leverage its brand recognition and customer loyalty to diversify into other gaming verticals, notably casino, sportsbetting and social gaming, which represent a combined global market size of approximately $25 billion, according to industry estimates, significantly greater than its current addressable poker market. Additionally, the business does not currently operate in the United States of America (the “U.S.”). Amaya anticipates its regulatory track record in the U.S. has the potential to facilitate a speedier entry into the U.S. for the business. The U.S. Department of Justice in late 2012 issued an opinion on its stance on online gaming, to the effect that only sports betting is subject to the Federal Wire Act of 1961 and all other forms of online gambling are permitted. As a result, three states, New Jersey, Delaware and Nevada, have subsequently regulated online gaming. Amaya’s B2B Business subsequently received transactional waivers from the New Jersey Division of Gaming Enforcement to supply technology for real money online gaming websites operated by licensed permit holders in New Jersey. In late November 2013, real money online gaming went live in New Jersey, the third and thus far largest U.S. state to have approved it, following Nevada and Delaware.

Amaya intends to support the growth initiatives of the business, expansion into adjacent gaming verticals, growth in emerging markets, and expansion into new markets, and believes they have the potential to increase the size of the overall business as well as liquidity within the core B2C poker business.

Amaya’s strategy for its B2B Business consists of extending its market footprint by facilitating the delivery of gaming content across physical and interactive media. Amaya’s strategy is reinforced by its existing portfolio of developed and acquired technologies.

Amaya markets its solutions to gaming operators licensed in regulated gaming jurisdictions, as well as governments and hospitality industry operators.

2014 Full Year Financial Guidance

On November 10, 2014, the Corporation affirmed its previously announced guidance for the full year 2014 for revenue ($669 - $715 million) and Adjusted EBITDA* ($265 - $285 million), with results expected at the high end of the range. The financial guidance for 2014 excludes the impact of any potential future strategic transactions, and any specified items that have not yet been identified and quantified.

Basis of Presentation

The following information and comments are intended to provide a review and analysis of the Corporation’s operational results and financial position for the three and nine month periods ended September 30, 2014, as compared to the corresponding periods ended on September 30, 2013. This MD&A should be read in conjunction with the consolidated financial statements and related notes for the three and nine month periods ended September 30, 2014. Such consolidated financial statements, and the respective notes thereto have been prepared in accordance with International Financial Reporting Standards (“IFRS”). Unless otherwise indicated, the information contained herein is stated as of September 30, 2014.

Forward-looking Statements

This MD&A may contain statements that are forward-looking in nature. These forward-looking statements may involve, but are not limited to, comments with respect to the Corporation’s business or financial objectives, its strategies or future actions, its targets, expectations for financial condition or outlook on operations. Forward-looking statements are not guarantees of future performance and actual results may differ materially from those in the forward-looking statements as a result of various factors, including commercialization, economic dependence, certification and product approvals, regulatory environment, product defects, strategic alliances, capital requirements, intellectual property protection, litigation, as more fully described in the business risk and uncertainties section hereinafter. Assumptions relating to the foregoing involve judgments and risks, all of which are difficult or impossible to predict accurately and many of which are beyond the control of the Corporation. Although Management believes that the expectations reflected in the forward-looking statements are reasonable based on information currently available, it cannot assure that the expectations will prove to have been correct. Accordingly, one should not place undue reliance on forward-looking statements.

Selected Financial Information

	For the nine month period ended	For the Year ended
	September 30, 2014 $000’s	December 31, 2013 $000’s
Total Revenue	319,584	145,892
Net Income (Loss)	19,136	(29,173)
Basic Earnings (Loss) Per Share	0.19	(0.33)
Diluted Earnings (Loss) Per Share	0.18	(0.33)
Total Assets	6,914,202	440,831
Total Long Term Financial Liabilities	3,824,597	200,947
Cash Dividends Declared Per Share	—	—

Financial Condition

The Corporation’s asset base increase of approximately $6,500,000,000 was driven by the acquisition of Oldford Group, proceeds of the sale of WagerLogic Malta Holdings Ltd. (“WagerLogic”) for aggregate gross proceeds of $62,500,000 (the “WagerLogic Sale”), an incremental facility of USD$80,000,000 to Cadillac Jack’s existing senior term loan, and mezzanine debt of USD$100,000,000.

Based on the Corporation’s current revenue expectations, strong cash flow conversion and the funds available from the USD $100 million five-year first lien revolving credit facility, Management believes the Corporation will have the cash resources to satisfy current working capital needs for at least the next 12 months.

Revenues by Geographic Area	For the nine month period ended September 30,
	2014 $	2013 $

Americas	127,693	78,189
Europe	168,187	30,620
Rest of world	23,434	—

The revenue increase in the Americas for the nine month period ended September 30, 2014 relative to the nine month period ended September 30, 2013 is primarily attributable to revenue generated by the B2C Business.

The revenue increase in the Europe for the nine month period ended September 30, 2014 relative to the nine month period ended September 30, 2013 is primarily attributable to revenue generated by the B2C Business.

The revenue increase in the Rest of world for the nine month period ended September 30, 2014 relative to the nine month period ended September 30, 2013 is attributable to revenue generated by the B2C Business.

Summary of Quarterly Results

For the three months ended	31-Dec-12 $000’s	31-Mar-13 $000’s	30-Jun-13 $000’s	30-Sep-13 $000’s	31-Dec-13 $000’s	31-Mar-14 $000’s	30-Jun-14 $000’s	30-Sep-14 $000’s
Revenue	37,194	34,995	35,230	38,584	37,083	39,542	41,083	238,958
Net income (loss)	(711)	(7,441)	(11,442)	(3,466)	(6,824)	39,644	(2,895)	(17,613)
Basic earnings (loss) per Common share	(0.01)	(0.09)	(0.13)	(0.04)	(0.07)	0.42	(0.03)	(0.15)
Diluted earnings (loss) per Common share	(0.01)	(0.09)	(0.13)	(0.04)	(0.07)	0.38	(0.03)	(0.15)

Comparison of the Three and Nine-Month periods ended September 30, 2014 and September 30, 2013

REVENUE

The Corporation’s revenues consist of the following major categories:

	For the three month period ended		For the nine month period ended
	September 30, 2014 $000’s	September 30, 2013 $000’s	September 30, 2014 $000’s	September 30, 2013 $000’s
B2C Business*	207,936	—	207,936	—

B2B Business - Finance income	1,063	166	1,524	311

B2B Business - Finance leases	231	12,504	1,661	12,825

B2B Business - Software licensing	3,219	6,859	17,360	35,788

B2B Business – Outright Sales	1,394	619	17,454	2,379

B2B Business - Participation leases and arrangements	25,115	18,436	73,649	57,506

	238,958	38,584	319,584	108,809

*	The B2C Business was acquired August 1, 2014

Revenue for the three month period ended September 30, 2014, was $238.96 million compared to $38.58 million for the three month period ended September 30, 2013, representing an increase of 519%. This is primarily attributable to (i) consolidating revenue earned by the B2C Business and consolidating Diamond Game revenue, partially offset by significant finance lease revenue earned in the third quarter of 2013.

Revenue for the nine month period ended September 30, 2014, was $319.58 million compared to $108.81 million for the nine month period ended September 30, 2013, representing an increase of 194%. This is primarily attributable to consolidating revenue earned by the B2C Business and consolidating Diamond Game revenue, partially offset by significant finance lease revenue earned in the third quarter of 2013.

SELLING

Sales and marketing expenses increased from $3.97 million for the three month period ended September 30, 2013, to $31.41 million for the three month period ended September 30, 2014, representing an increase of 691%. The increase was driven by advertising expenses incurred by the B2C Business during the three month period ended September 30, 2014.

Sales and marketing expenses increased from $10.83 million for the nine month period ended September 30, 2013, to $38.53 million for the nine month period ended September 30, 2014, representing an increase of 256%. The increase was driven by advertising expenses incurred by the B2C Business during the nine month period ended September 30, 2014.

GENERAL AND ADMINISTRATIVE

General and administrative expenses increased from $25.84 million for the three month period ended September 30, 2013, to $154.34 million for the three month period ended September 30, 2014, representing an increase of 497%. The increase was driven by (i) a growing employee base due to the Diamond Game and Oldford Group acquisitions; (ii) increased amortization of intangibles and property and equipment (iii) gaming duty and processor costs incurred by the B2C Business in connection with generating B2C revenue; (iv) increase in repairs and maintenance in connection with servicing profit sharing arrangement revenue; and, (v) higher consulting and professional fees. A number of B2B-related intangible and tangible assets have been determined to be redundant to the Company’s core operations, notably its B2C Business. Impairment losses of approximately $9.04 million and a loss on disposal of assets of approximately $4.19 million were recognized in the third quarter of 2014.

General and administrative expenses increased from $76.56 million for the nine month period ended September 30, 2013, to $215.96 million for the nine month period ended September 30, 2014, representing an increase of 182%. The increase was driven by (i) a growing employee base due to the Diamond Game and Oldford Group acquisitions; (ii) increased amortization of intangibles and property and equipment (iii) gaming duty and processor costs incurred by the B2C Business in connection with generating B2C revenue; (iv) increase in repairs and maintenance in connection with servicing profit sharing arrangement revenue; (v) higher consulting and professional fees ;and, (vi) impairment losses and loss on disposal of assets related to its B2B Business.

FINANCIAL

Financial expenses increased from $0.85 million for the three month period ended September 30, 2013, to $15.84 million for the three month period ended September 30, 2014. The increase is primarily attributable to interest on the First and Second Lien Term Loans, Cadillac Jack’s refinanced senior secured term loan and mezzanine debt financing incurred during the three month period ended September 30, 2014.

Financial expenses increased from $14.37 million for the nine month period ended September 30, 2013, to $25.65 million for the nine month period ended September 30, 2014. The increase is primarily attributable to interest on the First and Second Lien Term Loans, Cadillac Jack’s refinanced senior secured term loan and mezzanine debt financing incurred during the nine month period ended September 30, 2014.

ACQUISITION RELATED EXPENSES

Acquisition related expenses increased from $0.85 million for the three month period ended September 30, 2013, to $12.13 million for the three month period ended September 30, 2014. The increase is driven by professional fees incurred in connection with the Oldford Group acquisition during the three month period ended September 30, 2014.

Acquisition related expenses increased from $1.18 million for the nine month period ended September 30, 2013, to $21.93 million for the nine month period ended September 30, 2014. The increase is driven by professional fees incurred in connection with the Oldford Group and Diamond Game acquisitions during the nine month period ended September 30, 2014.

CURRENT AND DEFERRED INCOME TAX

Current income taxes decreased from $7.33 million for the three month period ended September 30, 2013, to $1.24 million for the three month period ended September 30, 2014. Taxable income during the three month period ended September 30, 2014 decrease is primarily attributable to the Corporation being less taxable in a number of tax jurisdictions in which it operates.

Current income taxes decreased from $11.03 million for the nine month period ended September 30, 2013, to $7.96 million for the nine month period ended September 30, 2014. Taxable income during the nine month period ended September 30, 2014 decrease is primarily attributable to the Corporation being less taxable in a number of tax jurisdictions in which it operates.

For the three month period ended September 30, 2014, the Corporation recognized deferred income tax recovery driven primarily by (i) differences between accounting and tax treatment of purchase price allocated intangibles; and (ii) differences between accounting and tax treatment of debt and equity transaction costs; and (iii) tax election adjusting the tax basis of assets acquired in the Diamond Game acquisition.

For the nine month period ended September 30, 2014, the Corporation recognized deferred income tax recovery driven primarily by (i) differences between accounting and tax treatment of purchase price allocated intangibles; and (ii) differences between accounting and tax treatment of debt and equity transaction costs; and (iii) tax election adjusting the tax basis of assets acquired in the Diamond Game acquisition.

Liquidity and Capital Resources

Based on the Corporation’s current revenue expectations, the funds available from the Corporation’s private placement of debt and shares, the funds available from refinancing of its senior secured term loan, Management believes the Corporation will have the cash resources to satisfy current working capital needs for at least the next 12 months.

Moreover, Management is of the opinion that investing is a key element necessary for the continued growth of the Corporation’s clientele and the future development of new and innovative products and solutions. The state of capital markets may influence the Corporation’s ability to secure the capital resources required to fund future projects.

The Corporation has entered into financing lease agreements involving extended payment terms. The terms of these financing lease agreements permit the customer to make recurring, fixed monthly payments over the lease term. The Corporation believes these agreements will not impair its ability to meet its short-term liabilities.

The Corporation is exposed to liquidity risk with respect to its contractual obligations and financial liabilities. The Corporation manages liquidity risk by continuously monitoring forecasted and actual cash flows and matching maturity profiles of financial assets and liabilities. The Corporation’s objective is to maintain a balance between continuity of funding and flexibility through borrowing facilities available through the Corporation’s bank and other lenders. The Corporation’s policy is to ensure adequate funding is available from operations, established lending facilities and other sources as required.

September 30, 2014	On Demand $000’s	Less Than 1 year $000’s	1-3 years $000’s	4-5 years $000’s	More Than 5 years $000’s

Accounts payable and accrued liabilities	163,809	—	—	—	—
Other payables	—	108,640	13,233	—	—
Provisions	41,967	—	392,081	—	—
Customer deposits†	676,111	—	—	—	—
Income taxes payable	19,059	—	—	—	—
Holdback of purchase price	—	—	7,840	—	—
Equipment financing*	—	1,490	1,253	—	—
Long-term debt*	—	248,053	517,765	729,176	3,638,632
Commitments under lease agreements for premises, hardware support contracts, and purchase obligations	—	18,259	20,979	12,955	41,377

Total	900,946	376,442	953,151	742,131	3,680,009

*	Includes capital and interest

CREDIT FACILITY

The Corporation’s credit facility includes a revolving demand credit facility of $3 million. The revolving demand credit facility can be used for general working capital purposes. The facility bears interest at the bank’s prime rate plus between 1.25% and 2% depending on the Corporation’s fixed charge coverage ratio. To secure the full repayment of advances (June 30, 2014 - $nil), the Corporation has provided the Bank a first ranking security interest over all of the movable/personal property of the Corporation.

On August 1 2014, an additional credit facility of USD $100 million five-year first lien revolving credit facility priced at Libor plus 4.00% was obtained. The credit facility can be used for general working capital purposes.

As at September 30, 2014, the outstanding amount of the revolving demand credit facility is $nil (December 31, 2013- $nil) and the outstanding amount of the first lien revolving credit facility is $nil.

Under the terms of the credit facility arrangement with the Bank, the Corporation is required amongst other conditions, to maintain at all times certain ratios and a minimum level of net worth. As at September 30, 2014 and December 31, 2013, the Corporation was not in breach of the terms of the credit facility agreements.

LONG-TERM DEBT

The following is a summary of long-term debt outstanding at September 30, 2014 and December 31, 2013:

	September 30, 2014 $000’s	December 31, 2013 $000’s
Current portion	19,183	2,388
Long-term debt	3,374,793	192,799

	3,393,976	195,187

(a) Subordinated Debt

The Corporation fully repaid to the subordinated debt during the period ended September 30, 2014.

During the nine month period ended September 30, 2014, the Corporation incurred $10,000 (2013 – $23,000) in interest.

	September 30, 2014 $000’s	December 31, 2013 $000’s
Subordinated loan bearing interest at 14% per annum plus additional interest, maturing in 2014 and payable in monthly instalments of $25,000 plus interest	—	275
Current maturity	—	(275)

	—	—

(b) Non-convertible subordinated debentures

On February 7, 2013, the Corporation closed a private placement debt, selling 30,000 units at a price of $1,000 per unit for aggregate gross proceeds of $30 million. Each unit consisted of (i) $1,000 principal amount of unsecured non-convertible subordinated debentures; and (ii) 48 non-transferable common share purchase warrants (the warrant indenture was subsequently amended to provide for the warrants to be transferable and traded on the TSX). The debentures bear interest at a rate of 7.50% per annum payable semi-annually in arrears on January 31 and July 31 in each year commencing July 31, 2013. Each warrant entitles the holders thereof to acquire one common share of the Corporation at a price per common share equal to $6.25 at any time up to a period ending January 31, 2016.

The Corporation has determined the fair value of the debt component. Then, the proceeds were allocated between the debt and the equity components using the residual method.

September 30, 2014 $000’s
Fair Value of Liability component	26,844
Fair Value of Equity component	3,156
Face Value	30,000

Transaction costs	1,831

During the nine month period ended September 30, 2014, the Corporation incurred $2,841,000 (2013 – $2,237,000) in interest of which $1,158,000 relates to interest accretion.

The following table reflects movements recognized during the nine month period ended September 30, 2014.

	Face value $000’s	Liability component $000’s	Equity component $000’s
Opening balance (net of transaction costs)	30,000	25,206	2,963
Exercise of warrants	—	—	(1,442)
Accretion of liability component (effective interest of 13.60%)	—	2,395	—

Balance at September 30, 2014	30,000	27,601	1,521

Non-convertible subordinated debentures repayments over the next two years amount to the following:

$000’s
2015	—
2016	30,000

(c) Refinanced senior secured term loan

On December 20, 2013 Cadillac Jack entered into an agreement for the refinancing of its credit facilities. Under this agreement, Cadillac Jack has access to term loans in an aggregate principal amount of up to USD$160 million (the “Credit Facilities”). The Credit Facilities replaced the existing USD$110 million non-convertible senior secured term loan secured by Cadillac Jack’s assets that was made available to finance the acquisition of Cadillac Jack by Amaya, as of November 5, 2012 (the “2012 Loan”). The Credit Facilities were used to fully repay the outstanding balance on the 2012 Loan, as well as related fees and expenses, and to be used to fund the ongoing working capital and other general corporate purposes of Cadillac Jack. On May 15, 2014, Cadillac Jack obtained an incremental USD$80 million term loan to Cadillac Jack’s existing USD$160 million senior term loan for the purpose of financing working capital expenses and general corporate purposes of the Corporation. The new aggregate principal amount of USD$240 million bears interest at a per annum rate equal to LIBOR plus 8.50% with a 1% LIBOR floor (the “Senior Facility”). The Senior Facility will mature over a 5-year term from the closing date and is secured by the assets of Cadillac Jack and its subsidiaries. The Senior Facility contains customary covenants, including, without limitation, maintenance and incurrence covenants based on certain agreed-upon leverage and coverage ratios for which the Corporation was in compliance with as of September 30, 2014.

During the nine month period ended September 30, 2014, the Corporation incurred $14,785,000 (2013 - $7,585,000) in interest of which $424,000 relates to interest accretion.

	September 30, 2014 $000’s	December 31, 2013 $000’s
Principal	267,423	170,176
Transaction costs	(4,375)	(1,947)
Accretion (effective interest rate of 9.90%)	437	13
Translation	(96)	(64)
Current portion (net of unamortized transaction costs of $740,000)	(1,950)	(1,702)

	261,439	166,476

Term loan principal repayments over the next five years amount to the following:

$000’s
2015	2,690
2016	2,690
2017	2,690
2018	2,690
2019	256,663

(d) Other long-term debt

Other long-term debt is comprised of a long-term debt in the amount of USD$750,000 bearing interest at 6.0% per annum, repayable in equal semi-annual instalments over a two-year term.

The Corporation fully repaid the other long-term debt during the nine months ended September 30, 2014.

During the nine month period ended September 30, 2014, the Corporation incurred $13,000 (2013 – $29,000) in interest.

	September 30, 2014 $000’s	December 31, 2013 $000’s
Loan bearing interest at 6% per annum repayable in equal semi-annual instalments over a two year term	—	411
Current maturity	—	(411)

	—	—

(e) Mezzanine subordinated unsecured term loan

On May 15, 2014 Cadillac Jack obtained mezzanine debt (the “Mezzanine Facility”) in the form of a subordinated term loan in the aggregate principal amount of USD$100 million, bearing interest at a per annum rate equal to 13%; provided, at the option of Cadillac Jack, interest accruing at a per annum rate of 7% may instead be paid in-kind in lieu of cash. The Mezzanine Facility will mature over a 6-year term from the closing date and is unsecured. Amaya has provided an unsecured guarantee of the obligations under the Mezzanine Facility of Cadillac Jack in favour of the lenders. The Mezzanine Facility contains customary covenants, including, without limitation, maintenance and incurrence covenants based on certain agreed-upon leverage and coverage ratios which the Corporation was in compliance with as of September 30, 2014. The Corporation has agreed to grant the lenders, in relation to the Mezzanine Facility, 4 million common share purchase warrants, entitling the holders thereof to acquire one common share of Amaya at a price per common share equal to CAD$19.17 at any time up to a period ending 10 years after the closing date (see note 23).

During the nine month period ended September 30, 2014, the Corporation incurred $5,485,000 (2013 - nil) in interest of which $390,000 relates to interest accretion and $2,954,000 relates to paid in kind interest.

September 30, 2014 $000’s
Fair Value of Liability component	96,223
Fair Value of Equity component	15,857
Face Value	112,080

Transaction costs	2,978

The following table reflects movements recognized during the nine month period ended September 30, 2014.

	Face value $000’s	Liability component $000’s	Equity component $000’s
Opening balance (net of transaction costs)	112,080	93,667	15,436
Paid In Kind Interest	—	2,954	—
Accretion of liability component (effective interest of 16.16%)	—	399	—
Translation	—	72	—

Balance at September 30, 2014	112,080	97,092	15,436

(f) First and second lien term loans

On August 1, 2014 Amaya completed the acquisition of 100% of the issued and outstanding shares of privately held Oldford Group Limited which was partly financed through the issuance of long term debt, allocated as follows:

(i)	a USD$1.75 billion seven-year first lien term loan priced at Libor plus 4.00%, and a €200 million seven-year first lien term loan priced at Euribor plus 4.25%, in each case with a 1.00% floor

During the nine month period ended September 30, 2014, the Corporation incurred $15,996,000 (2013 - nil) in interest of which $1,400,000 relates to interest accretion in relation to the USD first lien term loan.

	September 30, 2014 $000’s	December 31, 2013 $000’s
Principal	1,960,000	—
Transaction costs	(69,868)	—
Accretion (effective interest rate of 5.64%)	1,400	—
Translation	(1,443)	—
Current portion (net of unamortized transaction costs of $8,949,000)	(10,651)	—

	1,879,438	—

Term loan principal repayments over the next five years amount to the following:

$000’s
2015	19,600
2016	19,600
2017	19,600
2018	19,600
2019+	1,881,600

During the nine month period ended September 30, 2014, the Corporation incurred $2,543,000 (2013 - nil) in interest of which $192,000 relates to interest accretion in relation to the EUR first lien term loan.

	September 30, 2014 $000’s	December 31, 2013 $000’s
Principal	282,867	—
Transaction costs	(9,632)	—
Accretion (effective interest rate of 5.84%)	192	—
Translation	251	—
Current portion (net of unamortized transaction costs of $1,169,000)	(1,659)	—

	272,019	—

Term loan principal repayments over the next five years amount to the following:

$000’s
2015	2,829
2016	2,829
2017	2,829
2018	2,829
2019+	271,551

(ii)	a USD$800 million eight-year second lien term loan priced at Libor plus 7.00%, with a 1.00% floor

During the nine month period ended September 30, 2014, the Corporation incurred $11,700,000 (2013 - nil) in interest of which $750,000 relates to interest accretion.

	September 30, 2014 $000’s	December 31, 2013 $000’s
Principal	896,000	—
Transaction costs	(53,512)	—
Accretion (effective interest rate of 5.64%)	750	—
Translation	(1,111)	—
Current portion (net of unamortized transaction costs of $4,923,000)	(4,923)	—

	837,204	—

Term loan principal repayments over the next five years amount to the following:

$000’s
2015	—
2016	—
2017	—
2018	—
2019+	896,000

Cash Flows by Activity

The table below outlines a summary of cash inflows and outflows by activity.

Cash Inflows and (Outflows) by Activity:

	For the three month period ended		For the nine month period ended
	September 30, 2014 $000’s	September 30, 2013 $000’s	September 30, 2014 $000’s	September 30, 2013 $000’s
Operating activities	138,922	3,048	134,895	(3,103)
Financing activities	4,701,328	36,806	4,894,675	59,711
Investing activities	(4,551,498)	(13,709)	(4,600,127)	(32,359)

CASH PROVIDED BY (USED IN) OPERATIONS

The Corporation generated positive cash flows from operating activities for the three-month period ending September 30, 2014. This is primarily attributable to strong cash conversion of B2C revenue generated by the B2C Business. Cash generated by operating activities for the three-month period ending September 30, 2014 was $138.92 million as compared to $3.05 million for the three-month period ending September 30, 2013.

The Corporation generated positive cash flows from operating activities for the nine-month period ending September 30, 2014. This is primarily attributable to strong cash conversion of B2C revenue generated by the B2C Business. Cash generated by operating activities for the nine-month period ending September 30, 2014 was $134.90 million as compared to $(3.10) million for the nine-month period ending September 30, 2013.

CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES

The cash provided from financing activities for the three-month period ending September 30, 2014 and September 30, 2013 was $4,701.33 million and $36.81 million respectively. During the three-month period ending September 30, 2014, cash from financing activities was primarily derived from proceeds from (i) the First and Second Lien Term Loans; (ii) issuance of common and convertible preferred shares. During the three-month period ending September 30, 2013, cash from financing activities was primarily derived from private placement of common shares for aggregate gross proceeds of $40,000,000.

The cash provided from financing activities for the nine-month period ending September 30, 2014 and September 30, 2013 was $4,894.68 million and $59.71 million respectively. During the nine-month period ending September 30, 2014, cash from financing activities was primarily derived from proceeds from (i) the First and Second Lien Term Loans; (ii) issuance of common and convertible preferred shares; (iii) Cadillac Jack’s incremental senior secured term loan, and mezzanine debt financing. During the nine-month period ending September 30, 2013, cash from financing activities was primarily derived from (i) private placement of debt for aggregate gross proceeds of $30,000,000; and (ii) private placement of common shares for aggregate gross proceeds of $40,000,000 partially offset by a share buyback of 660,800 shares.

CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES

The use of cash for investing activities for the three month period ending September 30, 2014 was $4,551.50 million as compared to $13.71 million for the three month period ending September 30, 2013. During the three month period ending September 30, 2014, the key expenditure driving the Corporation’s use of cash for investing activities was the acquisition of Oldford Group. During the three-month period ended September 30, 2013, the key expenditures driving the Corporation’s use of cash for investing activities were: (i) continued investment in development of proprietary technology and gaming content; (ii) deployment of Cadillac Jack revenue producing assets; and (iii) acquisition of brand licensing capabilities.

The use of cash for investing activities for the nine month period ending September 30, 2014 was $4,600.13 million as compared to $32.36 million for the nine month period ending September 30, 2013. During the nine month period ending September 30, 2014, the key expenditure driving the Corporation’s use of cash for investing activities was the acquisition of Oldford Group. During the nine-month period ended September 30, 2013, the key expenditures driving the Corporation’s use of cash for investing activities were: (i) continued investment in development of proprietary technology and gaming content; (ii) deployment of Cadillac Jack revenue producing assets; and (iii) acquisition of brand licensing capabilities.

Summary of Significant Accounting Policies

BASIS OF PRESENTATION

The interim consolidated financial statements have been prepared in accordance with IAS 34, Interim financial reporting, as issued by the IASB. The interim consolidated financial statements follow the same accounting policies as the most recent annual consolidated financial statements. The interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto included in the Corporation’s Financial Report for the fiscal year ended December 31, 2013.

PRINCIPLES OF CONSOLIDATION

A subsidiary is an entity controlled by the Corporation, i.e. the Corporation is exposed, or has rights, to variable returns from its involvement with the entity and has the ability to affect those returns through its current ability to direct the entity’s relevant activities (power over the investee).

The existence and effect of substantive potential voting rights that the Corporation has the practical ability to exercise (i.e. substantive rights) are considered when assessing whether the Corporation controls another entity.

The consolidated financial statements include the accounts of the Corporation and its wholly owned subsidiaries. A wholly owned subsidiary is an entity over which the Corporation has control, where control is defined as the power to govern financial and operating policies. On consolidation, all significant inter-entity transactions and balances have been eliminated. As at September 30, 2014, the consolidated financial statements included 123 wholly owned subsidiaries.

Upon loss of control of a subsidiary, the Corporation’s profit or loss is calculated as the difference between (i) the fair value of the consideration received and of any investment retained in the former subsidiary and (ii) the previous carrying amount of the assets (including any goodwill) and liabilities of the subsidiary and any non-controlling interests.

ASSOCIATES

Associates are entities over which the Corporation has the power to participate in the financial and operating policy decisions of the entity, but which is not control or joint control. Associates are accounted for using the equity method of accounting.

Under the equity method, the investment is initially recognised at cost and adjusted thereafter for the post-acquisition change in the investor’s share of comprehensive income of the associate. On acquisition of the investment, any difference between the cost of the investment and the investor’s share of the net fair value of the associate’s identifiable assets, liabilities and contingent liabilities is accounted for in accordance with IFRS 3 Business Combinations. The goodwill (net of any accumulated impairment loss) relating to an investment in an associate is included within the carrying amount of that investment.

The Corporation’s share of its associates’ post-acquisition profits or losses is recognised in the statement of profit or loss, and its share of post-acquisition movements in other comprehensive income is recognised in other comprehensive income. The cumulative post-acquisition movements are adjusted against the carrying amount of the investment. Distributions received from an investee reduce the carrying amount of the investment.

If the Corporation’s share of losses of an associate equals or exceeds its interest in the associate, the Corporation does not provide for additional losses, unless it has incurred obligations or made payments on behalf of the associate. Profits / losses on Corporation transactions with associates are eliminated to the extent of the Corporation’s interest in the relevant associate.

DISCONTINUED OPERATIONS AND ASSETS HELD FOR SALE

Non-Current assets held for sale

A non-current asset (or disposal group) held for sale represents an asset whose carrying amount will be recovered principally through a sale transaction rather than through continuing use. For this to be the case, the sale must be highly probable and the non-current asset (or disposal group) must be available for immediate sale in its present condition. The appropriate level of management must be committed to the sale which should be expected to qualify for recognition as a completed sale within one year from its classification. Disposal groups and non-current assets held for sale are included in the consolidated statement of financial position at fair value less costs to sell, if this is lower than the previous carrying amount. Once an asset is classified as held for sale or included in a group of assets held for sale, no further depreciation or amortisation is recorded.

Discontinued operations

These are either separate major lines of business or geographical operations that have been sold or classified as held for sale. When held for use, discontinued operations were a cash-generating unit or a group of cash-generating units. They comprise operations and cash flows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the entity. Their results are shown separately in the consolidated statement of profit or loss and comparative figures are restated to reclassify them from continuing to discontinued operations.

REVENUE RECOGNITION

Revenue is recognized when all the following criteria are met:

•	the Corporation has transferred to the buyer the significant risks and rewards;

•	the amount of revenue can be reliably measured;

•	it is probable that the economic benefits associated with the transaction will flow to the Corporation; and

•	the costs incurred or to be incurred in respect of the transaction can be reliably measured.

B2C REVENUE

Revenue from the B2C Business is primarily generated from the provision of real money online poker games and tournaments by clients operated by PokerStars and Full Tilt, with the brands generating a scaled commission fee, or “rake”, from ring/cash games and entry fees for tournaments. Revenue is measured at the fair value of the consideration derived. Revenue is only recognised when it is probable that the economic benefits will flow to the B2c Business and the amount of revenue can be measured reliably.

Multiple-element revenue arrangements

Certain contracts of the Corporation include license fees, training, installation, consulting, maintenance, product support services and periodic upgrades.

Where such agreements exist, the amount of revenue allocated to each element is based upon the relative fair values of the various elements. The fair values of each element are determined based on current market price of each of the elements when sold separately. Revenue is only recognized when, in Management’s judgment, the significant risks and rewards of ownership have been transferred or when the obligation has been fulfilled.

In addition to the aforementioned general policies, the following are the specific revenue recognition policies for each major category of revenue:

Product Sales

Revenue from product sales is generally recognized when the product is shipped to the customer and when there are no unfulfilled Corporation obligations that affect the customer’s final acceptance of the arrangement. Any cost of warranties and remaining obligations that are inconsequential or perfunctory are accrued when the corresponding revenue is recognized.

Participation leases and arrangements

In contracts that stipulate profit sharing arrangements, revenues are earned based on revenue splits established in the contracts and can vary depending on the contracts. Revenues are recognized when performance has been achieved and collectability is reasonably assured.

Software Licensing

Typically, license fees, including fees from master license agreements, most of which are contingent upon licensee’s customer usage, are calculated as a percentage of each licensee’s level of activity. The percentage is as established in the contracts and can vary depending on the contracts. The Corporation only reports its revenues (as opposed to licensee’s total revenues and deducting licensee’s percentage as a cost). The license fees are recognized on an accrual basis as earned.

Lease revenues

In the course of its normal business the Corporation enters into lease agreements for its gaming equipment.

Assets subject to finance leases are initially recognized at an amount equal to the net investment in the lease, which is the fair value of the asset, or, if lower, the present value of the minimum lease payments. Revenue is recognized on the basis of policy for product sales. Finance income is subsequently recognized over the term of the applicable leases based on the effective interest rate method. Finance income is grouped with the revenues, in the statement of comprehensive income (loss).

Assets under operating leases are included in property and equipment. Lease income from operating leases is recognized on a straight-line basis over the term of the lease and is included in revenues, in the statement of comprehensive income (loss).

TRANSLATION OF FOREIGN OPERATIONS AND FOREIGN CURRENCY TRANSACTIONS

Functional and presentation currency

IAS 21 (‘‘Effects of Changes in Foreign Currency Rates’’) requires entities to consider primary and secondary indicators when determining the functional currency. Primary indicators are closely linked to the primary economic environment in which the entity operates and are given more weight. Secondary indicators provide supporting evidence to determine an entity’s functional currency. Once the functional currency of an entity is determined, it should be used consistently, unless significant changes in economic facts, events and conditions indicate that the functional currency has changed.

A change in functional currency is accounted for prospectively from the date of change by translating all items into the new functional currency using the exchange rate at the date of change.

Based on an analysis of the primary and secondary indicators, the functional currency of each of the group’s entities have been determined. These consolidated financial statements are presented in Canadian dollars, which in the opinion of Management is the most appropriate presentation currency in view of its operations in the global marketplace, user needs and a comparison with its major competitors.

Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions or valuation where items are re-measured. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the statement of comprehensive income (loss).

Group companies

Each foreign operation determines its own functional currency and items included in the financial statements of each foreign operation are measured using that functional currency.

The results and financial position of all the group entities that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

(i)	assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet;

(ii)	income and expenses for each statement of comprehensive income (loss) are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the rate on the dates of the transactions); and

(iii)	all resulting exchange differences are recognized in other comprehensive income (loss).

The following functional currencies are referred to herein below:

Currency Symbol	Currency Description
CAD	Canadian Dollar
USD	United States Dollar
EUR	European Euro
GBP	Pound Sterling

BUSINESS COMBINATION

Business combinations are accounted for using the acquisition method. Under this method, the identifiable assets acquired and liabilities assumed, including contingent liabilities, are recognized, regardless of whether they have been previously recognized in the acquiree’s financial statements prior to the acquisition. On initial recognition, the assets and liabilities of the acquired subsidiary are included in the consolidated statement of financial position at their fair values. Goodwill is recorded when the identifiable intangible assets have been determined. Goodwill is the excess of the fair value of the consideration transferred over the fair value of the Corporation’s share in the acquiree’s net identifiable assets on the date of acquisition. Any excess of the identifiable net assets over the consideration transferred is recognized in income immediately.

The consideration transferred by the Corporation to acquire control of a subsidiary is calculated as the sum of the acquisition-date fair values of the assets transferred, liabilities incurred and equity interests issued by the Corporation, including the fair value of all the assets and liabilities resulting from a deferred payment arrangement. Acquisition related costs are expensed as incurred.

OPERATING SEGMENTS

Amaya has two reportable segments, Business–to-Consumer (“B2C”) and Business-to-Business (“B2B”). In the third quarter ended September 30, 2014, B2C consisted of Rational Group, while B2B consisted of Amaya’s B2B interactive gaming solutions, land-based gaming solutions, and lottery solutions.

Amaya’s primary business is its business-to-consumer (“B2C”) operation, Rational Group, which was acquired on August 1, 2014. The Corporation’s operating segments are organized around the markets they serve (B2C and B2B) serve and are reported in a manner consistent with the internal reporting provided to the Chairman and Chief Executive Officer, the Corporation’s chief operating decision-maker. An operating segment is a component of the Corporation that engages in business activities from which it may earn revenues and incur expenses, including revenues and expenses relating to transactions with other components of the Corporation.

FINANCIAL INSTRUMENTS

Financial assets

Financial assets are initially recognized at fair value and are classified either as “fair value through profit and loss”; “available-for-sale”; “held-to-maturity”; or “loans and receivables”. The classification depends on the purpose for which the financial instruments were acquired and their characteristics. Except in very limited circumstances, the classification is not changed subsequent to initial recognition.

Fair Value through Profit or Loss

Financial assets at fair value through profit or loss are financial assets held-for-trading. A financial asset is classified in this category if acquired principally for the purpose of selling in the short-term or if so designated by Management. Financial assets classified at fair value through profit or loss are measured at fair value, with the realized and unrealized changes in fair value recognized each reporting period on the consolidated statement of comprehensive income (loss). The Corporation’s investment in Intertain is classified as fair value through profit or loss.

Available-for-sale

Available-for-sale assets are non-derivative financial assets that are either designated in this category or not classified in any of the other categories. They are included in other non-current financial assets unless Management intends to dispose of the investment within twelve months of the consolidated statements of financial position date. Financial assets classified as available-for-sale are carried at fair value with the changes in fair value recorded in other comprehensive income (loss), except for investments in equity instruments that do not have a quoted market price in an active market which are measured at cost. Interest on available-for-sale assets is calculated using the effective interest rate method and is recognized in the net loss. When a decline in fair value is determined to be other-than-temporary, the cumulative loss included in accumulated other comprehensive income (loss) is removed and recognized in the consolidated statement of comprehensive income (loss). Gains and losses realized on disposal of available-for-sale securities are recognized in the statement of comprehensive income (loss). The Corporation has short term and long term investments classified as available-for-sale (see note 11).

Held-to-maturity and loans and receivables

Held-to-maturity financial assets are non-derivative financial assets with fixed or determinable payments and fixed maturity that an entity has the intention and ability to hold to maturity. Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included in current assets, except for those with maturities greater than twelve months after the consolidated statements of financial position date, which are classified as non-current assets. Financial instruments classified as held-to-maturity and loans and receivables are initially recorded at fair value and subsequently measured at amortized cost using the effective interest method. No financial assets are held-to-maturity. Cash and cash equivalents, restricted cash, receivable under finance lease, accounts receivable, investment tax credit receivable, income tax receivable, promissory note are classified as loans and receivables.

Impairment

At the end of each reporting period, the Corporation assesses whether a financial asset or a group of financial assets, other than those classified as fair value through profit and loss, is impaired. If there is objective evidence that impairment exists, the loss is recognized in the consolidated statements of comprehensive income (loss). The impairment loss is measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognized in the consolidated statement of comprehensive income (loss).

Financial Liabilities

Financial liabilities are classified as either “financial liabilities at fair value through profit or loss”, or “other financial liabilities”. Financial liabilities are initially measured at fair value and subsequently measured at amortized cost using the effective interest rate method for liabilities that are not hedged and fair value for liabilities that are hedged. All financial liabilities are classified as other liabilities.

Transaction costs

Transaction costs that are directly attributable to the acquisition or issuance of financial assets and financial liabilities (other than financial assets and financial liabilities that are classified as “Through Profit or Loss”) are added to or deducted from the fair value of the financial instrument on initial recognition. These costs are expensed to “interest” on the consolidated statement of comprehensive income (loss) over the term of the related financial asset or financial liability using the effective interest method. When a debt facility is retired by the Corporation, any remaining balance of related debt transaction costs is expensed to “interest” on the consolidated statement of comprehensive income (loss) in the period that the debt facility is retired. Transactions costs related to financial instruments at fair value through profit or loss are expensed when incurred.

Compound Financial Instruments

The Corporation’s compound financial instruments comprise of its non-convertible subordinated debentures that entitle the holder to receive a unit composed of one non-convertible debenture and 48 warrants. As a result the instrument is composed of one liability component and one equity component for the warrants. The liability component of the non-convertible debentures is recognized initially at the fair value of a similar liability that does not have an equity conversion option. The

Corporation has determined the fair value of the liability component. Then, the proceeds were allocated between the liability and the equity components using the residual method. Any directly attributable transaction costs are allocated to the liability and the warrants in proportion to their initial carrying amounts.

Subsequent to initial recognition, the liability component of the convertible debentures is measured at amortized cost using the effective interest method. The warrants are not re-measured subsequent to initial recognition.

The Corporation’s compound financial instruments comprise of a mezzanine subordinated unsecured term loan which grants the lenders, in relation to the Mezzanine Facility, 4 million common share purchase warrants, entitling the holders thereof to acquire one common share of Amaya at a price per common share equal to CAD$19.17 at any time up to a period ending 10 years after the closing date. The liability component of the non-convertible debentures is recognized initially at the fair value of a similar liability that does not have an equity conversion option. The Corporation has determined the fair value of the liability component. Then, the proceeds were allocated between the liability and the equity components using the residual method. Any directly attributable transaction costs are allocated to the liability and the warrants in proportion to their initial carrying amounts.

Subsequent to initial recognition, the liability component of the convertible debentures is measured at amortized cost using the effective interest method. The warrants are not re-measured subsequent to initial recognition

Embedded derivatives

Derivatives may be embedded in other financial and non-financial instruments (the “host instrument”). Embedded derivatives are treated as separate derivatives when their economic characteristics and risks are not closely related to those of the host instrument, the terms of the embedded derivative are the same as those of a stand-alone derivative, and the combined contract is not held-for-trading or designated at fair value. These embedded derivatives are measured at fair value with subsequent changes recognized in the consolidated statement of comprehensive income (loss). The Corporation has no embedded derivatives.

Determination of fair value

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When measuring the fair value of an asset or a liability, the Corporation uses market observable data to the extent possible. If the fair value of an asset or a liability is not directly observable, it is estimated by the Corporation (working closely with external qualified valuers) using valuation techniques that maximize the use of relevant observable inputs and minimize the use of unobservable inputs (e.g. by use of the market comparable approach that reflects recent transaction prices for similar items, discounted cash flow analysis, or option pricing models refined to reflect the issuer’s specific circumstances). Inputs used are consistent with the characteristics of the asset / liability that market participants would take into account.

For the Corporation’s financial instruments which are recognized in the statement of financial position at fair value, the inputs used in measuring fair values are classified in the following levels in the fair value hierarchy:

Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 – Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly; and

Level 3 – Inputs for the asset or liability that are not based on observable market data.

Transfers between levels of the fair value hierarchy are recognised by the Corporation at the end of the reporting period during which the change occurred.

Comprehensive income (loss)

Comprehensive income (loss) is composed of the Corporation’s net earnings (loss) and other comprehensive income (loss). Other comprehensive income (loss) includes unrealized effect of foreign currency translation of foreign operations net of income taxes. The components of comprehensive income (loss) are presented in the consolidated statements of changes in equity.

RESEARCH AND DEVELOPMENT INVESTMENT TAX CREDITS

The Corporation claims research and development investment tax credits as a result of incurring scientific research and experimental development expenditures. Research and development investment tax credits are recognized when the related expenditures are incurred, and there is reasonable assurance of their realization. Investment tax credits are accounted for by the cost reduction method, whereby the amounts of tax credits are applied as a reduction of the cost of the deferred development costs.

INVENTORY VALUATION

Inventories are priced at the lower of cost or net realizable value. Cost is determined on a weighted average basis. The cost of inventories comprises all costs of purchase and other costs incurred in bringing the inventory to its present location and condition. Raw materials and purchased finished goods are valued at purchase cost. Net realizable value represents the estimated selling price for inventory less all estimated costs necessary to make the sale.

PREPAID EXPENSES AND DEPOSITS

Prepaid expenses and deposits consist of amounts paid in advance or deposits made for which the Corporation will receive goods or services within the next normal operating cycle.

PROPERTY AND EQUIPMENT

Property and equipment which have a finite life are recorded at cost less accumulated depreciation and impairment losses. Depreciation is expensed from the month the corresponding assets are available for use over the estimated useful lives at the following rates, which are intended to reduce the carrying value to the estimated residual value:

Revenue-producing assets	Declining balance	20%
Machinery and equipment	Declining balance	20%
Furniture and fixtures	Declining balance	20%
Computer equipment	Declining balance	20%
Land and Building	Straight-line	25 years

INTANGIBLE ASSETS

Software	Declining balance	20%
Licenses	Straight-line	Over the term of licenses
Placement fee	Straight-line	Over the term of lease

ACQUISITION-RELATED INTANGIBLES

Software Technology	Straight-line	5years
Customer Relationships	Straight-line	15 years
Brands	N/A	Indefinite useful life

The depreciation method, useful life and residual values are assessed annually and the assets are tested for impairment, whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

Upon retirement or disposal, the cost of the asset disposed of and the related accumulated amortization are removed from the accounts and any gain or loss is reflected in earnings. Expenditures for repairs and maintenance are expensed as incurred.

GOODWILL

Goodwill represents the excess of the purchase price over the fair value of the identifiable net assets acquired in a business acquisition. After initial recognition, goodwill is measured at cost less any accumulated impairment losses.

Goodwill is reviewed for impairment at least annually or more frequently if circumstances such as significant declines in expected sales, earnings or cash flows indicate that it is more likely than not that the asset might be impaired.

RESEARCH AND DEVELOPMENT

Research and development costs are expensed except in cases where development costs meet certain identifiable criteria for deferral. Development costs, which have probable future economic benefit, can be clearly defined and measured, and are incurred for the development of new products or technologies, are capitalized. These development costs net of related research and development investment tax credits are not amortized until the products or technologies are commercialized, at which time, they are amortized over the estimated life of the commercial production.

The amortization method and the life of the commercial production are assessed annually and the assets are tested for impairment.

IMPAIRMENT OF NON-CURRENT ASSETS

At the end of each reporting period, the carrying amounts of property and equipment and intangible assets with finite useful lives are assessed to determine if there is any evidence that an asset is impaired. If there is such evidence, the recoverable amount of the asset is estimated. The recoverable amount of intangible assets with indefinite useful lives or those are not ready for use is estimated on the same date each year.

The recoverable amount of an asset or a cash generating unit is the higher of value-in-use and fair value less costs to sell.

Assets that cannot be tested individually for the impairment test are grouped into the smallest group of assets that generates cash inflows through continued use that are largely independent of the cash inflows from other assets or groups of assets (“cash-generating unit” or “CGU”). For the impairment test of goodwill, goodwill has been allocated to one group of CGUs, so that the level at which the impairment is tested represents the lowest level at which Management monitors goodwill for internal Management purposes, in accordance with operating segment. Goodwill acquired in a business combination is allocated to the group of CGUs that is expected to benefit from synergies of the related business combination.

The Corporation’s corporate assets do not generate separate cash flows. If there is evidence that a corporate asset is impaired, the recoverable amount is determined for the CGU to which the corporate asset belongs. Impairments are recorded when the carrying amount of an asset or its CGU is higher than its recoverable amount. Impairment charges are recognized in income or loss.

Impairment losses recognized for a CGU (or group of CGU) first reduce the carrying amount of any goodwill allocated to that CGU and then reduce the carrying amounts of the other assets of the CGU (or group of CGU) pro rata on the basis of the carrying amount of each asset in the CGU (or group of CGU).

An impairment loss recognized for goodwill may not be reversed. On each reporting date, the Corporation assesses if there is an indication that impairment losses recognized in previous periods for other assets have decreased or no longer exist. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. The increased carrying amount of an asset attributable to a reversal of an impairment loss shall not exceed the carrying amount that would have been determined (net of amortization or depreciation) had no impairment loss been recognized.

TAXATION

Income tax expense represents the sum of current and deferred taxes. Current and deferred taxes are recognized in the consolidated statement of comprehensive income (loss), except to the extent it relates to items recognized in other comprehensive income (loss) or directly in equity.

Current tax

The tax currently payable is based on taxable income for the year. Taxable income differs from earnings as reported in the consolidated statements of comprehensive income (loss) because of items of income or expense that are taxable or deductible in other years and items that are never taxable or deductible. The Corporation’s liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the end of the reporting period.

Deferred tax

Deferred tax is recognized on temporary differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable income. Deferred tax liabilities are generally recognized for all taxable temporary differences. Deferred tax assets are recognized for all deductible temporary differences to the extent that it is probable that taxable income will be available against which those deductible temporary differences can be utilized. Such deferred tax assets and liabilities are not recognized if the temporary difference arises from goodwill or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable income nor the accounting earnings.

Deferred tax liabilities are recognized for taxable temporary differences associated with investments in subsidiaries and associates, except where the Corporation is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. Deferred tax assets arising from deductible temporary differences associated with such investments and interests are only recognized to the extent that it is probable that there will be sufficient taxable income against which to utilize the benefits of the temporary differences and they are expected to reverse in the foreseeable future.

The carrying amount of deferred tax assets is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable income will be available to allow all or part of the asset to be recovered.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the period in which the liability is settled or the asset is realized, based on tax rates and tax laws that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred tax liabilities and assets reflects the tax consequences that would follow from the manner in which the Corporation expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Corporation intends to settle its current tax assets and liabilities on a net basis.

STOCK-BASED COMPENSATION

The Corporation has one share option plan and accounts for grants under this plan in accordance with the fair value-based method of accounting for stock-based compensation. Compensation expense for equity settled stock options awarded to employees under the plan is measured at the fair value at the grant date using the Black-Scholes valuation model and is recognized using the graded vesting method over the vesting period of the options granted. Compensation expense recognized is adjusted to reflect the number of options that has been estimated by Management for which conditions attaching to service will be fulfilled as of the grant date until the vesting date so that the ultimately recognize expense corresponds to the options that have actually vested. The compensation expense credit is attributed to contributed surplus when the expense is recognized in income or loss. When options are exercised or shares are purchased, any consideration received from employees as well as the related compensation cost recorded as contributed surplus are credited to share capital.

Non-employee equity-settled share-based payments are measured at the fair value of the goods and services received, except where that fair value cannot be estimated reliably. If the fair value cannot be measured reliably, non-employee equity-settled share-based payments are measured at the fair value of the equity instrument granted, measured at the date the entity obtains the goods or the counterparty renders the service. The Corporation subsequently measures non-employee equity-settled share-based payments at each vesting period and settlement date, with any changes in fair value recognized in the consolidated statement of comprehensive income (loss). Stock-based compensation expense is recognized over the contract life of the options or the option settlement date, whichever is earlier.

EARNINGS PER SHARE

Basic earnings per common share are computed by dividing the earnings for the period by the weighted average number of common shares outstanding during the period. Diluted earnings per share are computed using the treasury stock method by dividing the earnings for the period applicable to common shares by the sum of the weighted average number of common shares outstanding and all additional common shares that would have been outstanding if potentially dilutive common shares had been issued.

Dilutive earnings per share comprise of employee share-based compensation and broker warrants.

LEASES

The determination of whether an arrangement is or contains a lease is based on the substance of the arrangement and requires an assessment of whether the arrangement conveys a right to use the asset. When substantially all risks and rewards of ownership are transferred from the lessor to the lessee, lease transactions are accounted for as finance leases. All other leases are accounted for as operating leases.

Corporation is the lessee

Leases of assets classified as finance leases are presented in the consolidated statements of financial position according to their nature. The interest element of the lease payment is recognized over the term of the lease based on the effective interest rate method and is included in financial expense, in the statement of comprehensive income (loss).

Payments made under operating leases are recognized in the consolidated statement of comprehensive income (loss) on a straight-line basis over the term of the lease.

PROVISIONS

Provisions represent liabilities to the Corporation for which the amount or timing is uncertain. Provisions are recognized when the Corporation has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and the amount can be reliably estimated. Provisions are measured at the present value of the expected expenditures required to settle the obligation using a discount rate that reflects current market assessments of the time value of money and the risks specific to the obligation. The increase in provisions due to the passage of time is recognized in “interest” on the consolidated statement of comprehensive income (loss). Provisions are not recognized for future operating losses.

Provision for jackpot

Several of the Corporation’s licensees participate in progressive jackpot games. Each time a progressive jackpot game is played, a portion of the amount wagered by the player is contributed to the jackpot for that specific game or group of games. Once a jackpot is won, the progressive jackpot is reset with a predetermined base amount. The Corporation maintains a provision for the reset for each jackpot and the progressive element added as the jackpot game is played. The provision for jackpots at the reporting date is included in provisions (see note 17). The provision is sufficient to cover the full amount of any required payout.

Contingent consideration

The acquisition of Ongame includes contingent consideration of up to €10 million which will become payable by Amaya if there is regulated online gaming in the United States within five years of completion of the acquisition. The Corporation has estimated the contingent consideration to be approximately €4 million ($5.66 million CAD), of which (i) €0.67 million ($0.96 million CAD) is recorded in Provisions (see note 17); and (ii) €3.33 million ($4.70 million CAD) was paid.

The acquisition of Oldford includes a contingent consideration of USD$400 million which shall be subject to adjustment, payable on February 1, 2017, based upon the occurrence of certain events. The Corporation has estimated that contingent consideration of USD$ 400 million (CAD$ 448 million) will be payable on February 1, 2017. The fair value of the contingent consideration of USD$ 346 million (CAD$ 391 million) is recorded in Provisions (see note 17) and was calculated using a 6% discount rate, equivalent to the discount rate negotiated by the parties in case of early payment of the contingent consideration.

Provision for minimum revenue guarantee

The sale of WagerLogic Ltd. includes a minimum revenue guarantee agreement pursuant to which the vendor, in the first two years following the closing, may pay cash consideration if certain revenue targets are not achieved by the InterCasino Business. The Corporation has estimated a provision for the minimum revenue guarantee to be approximately USD$24.81 million ($27.78 million CAD), of which (i) USD$13.75 million ($15.40 million CAD) is recorded in Provisions (see note 17); (ii) USD $4.58 million ($5.13 million CAD) was offset against the promissory note of $10 million CAD; and (iii) USD $6.48 million ($7.25 million CAD) was paid.

ROYALTIES

The Corporation licenses various royalty rights from several owners of intellectual property rights. Generally, the arrangements require material prepayments of minimum guaranteed amounts which have been recorded as prepayments in the consolidated statements of financial position. These prepaid amounts are amortized over the life of the arrangement as gross revenue is generated or on a straight-line basis if the underlying games are expected to have an effective royalty rate greater than the agreed amount. The amortization of these amounts is recorded as royalty expense.

The Corporation regularly reviews its estimates of future revenues under its license arrangements.

CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

The preparation of financial statements in conformity with IFRS requires Management to make estimates and assumptions that can have a significant effect on the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period.

Estimates and judgments are significant when:

•	the outcome is highly uncertain at the time the estimates are made; or

•	different estimates or judgments could reasonably have been used that would have had a material impact on the consolidated financial statements.

The consolidated financial statements include estimates based on currently available information and Management’s judgment as to the outcome of future conditions and circumstances. Management uses historical experience, general economic conditions and trends, as well as assumptions regarding probable future outcomes as the basis for determining estimates.

Estimates and their underlying assumptions are reviewed on a regular basis and the effects of any changes are recognized immediately. Changes in the status of certain facts or circumstances could result in material changes to the estimates used in the preparation of the financial statements and actual results could differ from the estimates and assumptions.

The following areas require Management’s most critical estimates and judgments.

ESTIMATES

Goodwill

The recoverable amount of the operating segment, representing the group of CGUs to which goodwill is allocated, is based on the higher of fair value less costs to sell and value in use. The recoverable amount was calculated as at September 30, 2014, based on fair value less costs to sell. The fair value less cost to sell is the amount for which the CGU could be exchanged between knowledgeable willing parties in an arm’s length transaction, less cost to sell. Management undertakes an assessment of relevant market data, which is the market capitalization of the Corporation and in addition uses a discounted cash flow model. Estimated future cash flows for the first five years were based on the budget and strategic plans. A growth rate of 2.5% was applied to the last year of the strategic plan to derive estimated cash flows beyond the initial five-year period. The post-tax discount rate is also a key estimate in the discounted cash flow model and is based on a representative weighted average cost of capital. The pre-tax discount rate used to calculate the recoverable amount as at September 30, 2014, was 12.00%. As at September 30, 2014, there was no need for impairment.

Impairment of other long-lived assets

The determination of other long-lived asset impairment requires significant estimates and assumptions to determine the recoverable amount of an asset and/or CGU, wherein the recoverable amount is the higher of fair value less costs to sell and value in use. The value in use method involves estimating the net present value of future cash flows derived from the use of the asset and/or CGU, discounted at an appropriate rate.

The key assumptions utilized in the determination of future cash flows represent Management’s best estimate of the range of economic conditions relating to the CGU, and are based on historical experience, economic trends, and communications with other key stakeholders of the Corporation. These key assumptions include the revenue growth rate, EBITDA1 margin as a percentage of revenues, capital expenditures as a percentage of revenues, and the inflation growth rate. Significant changes in the key assumptions utilized in the determination of future cash flows could result in an impairment charge or reversal of an impairment loss. As at September 30, 2014 and September 30, 2013, there was no need for an impairment charge.

Stock-based compensation and warrants

The Corporation estimates the expense related to stock-based compensation and the value of warrants using the Black-Scholes valuation model. The model takes into account Management’s best estimate of the exercise price of the stock option/warrant, an estimate of the expected life of the option/warrant, the current price of the underlying stock, an estimate of the stock’s/warrant’s volatility, an estimate of future dividends on the underlying stock/warrant, the risk-free rate of return expected for an instrument with a term equal to the expected life of the option/warrant, and the expected forfeiture rate of stock options granted (see note 23).

Research and development investment tax credits

Management has made a number of estimates and assumptions in determining the expenditures eligible for the research and development investment tax credit claim. Tax credits are available based on eligible research and development expenses consisting of direct expenditures and including a reasonable allocation of overhead expenses. It is possible that the allowed amount of the research and development investment tax credit claim could be materially different from the recorded amount upon assessment by the Canada Revenue Agency, the Minister of Revenue of Quebec, Ontario Media Development Corporation, and Alberta Finance.

Income taxes

Deferred tax assets and liabilities are due to temporary differences between the carrying amount for accounting purposes and the tax basis of certain assets and liabilities, as well as undeducted tax losses. Estimation is required for the timing of the reversal of these temporary differences and the tax rate applied. The carrying amounts of assets and liabilities are based on amounts recorded in the financial statements and are subject to the accounting estimates inherent in those balances. The tax basis of assets and liabilities and the amount of undeducted tax losses are based on the applicable income tax legislation, regulations and interpretations. The timing of the reversal of the temporary differences and the timing of deduction of tax losses are based on estimations of the Corporation’s future financial results.

The Corporation recognizes an income tax expense in each of the jurisdictions in which it operates. However, actual amounts of income tax expense only become final upon filing and acceptance of the tax return by the relevant authorities, which occur subsequent to the issuance of the financial statements. Additionally, estimation of income taxes includes evaluating the recoverability of deferred tax assets based on an assessment of the ability to use the underlying future tax deductions before they expire against future taxable income.

[1]	EBITDA as defined by the Corporation means earnings before interest and financing costs (net of interest income), income taxes, depreciation and amortization, stock-based compensation, restructuring and other non-recurring costs, and non-controlling interests. EBITDA is a non-IFRS measure.

The assessment is based upon enacted or substantively enacted tax laws and estimates of future taxable income. To the extent estimates differ from the actual amounts determined when preparing the final tax returns, earnings would be affected in a subsequent period. As at September 30, 2014 a valuation allowance of $5,574,000 (2013 – $4,314,532) was recorded.

Changes in the expected operating results, enacted tax rates, legislation or regulations, and the Corporation’s interpretations of income tax legislation, will result in adjustments to the expectations of future timing difference reversals, and may require material deferred tax adjustments. To the extent that forecasts differ from actual results, adjustments are recognized in subsequent periods.

JUDGMENTS

Finance leases

Judgement is required in the initial classification of leases as either operating leases or finance leases and, in respect of finance leases, determining the appropriate discount rate implicit in the lease to discount minimum lease payments. The useful life of the leased property is determined by Management at the inception of the lease. The useful life is based on historical experience with similar products as well as anticipation of future events, which may impact their useful economic life, such as changes in technology. The estimated fair values established at lease inception is periodically reviewed to determine if values are realizable, which depends on the credit risk of the lessee, market conditions and other subjective and qualitative factors.

Deferred Development Costs

Amounts capitalized include the total cost of any external products or services and labour costs directly attributable to development. Management’s judgement is involved in determining the appropriate internal costs to capital i.e. The useful life represents Management’s view of the expected period over which the Corporation will receive benefits from the software based on historical experience with similar products as well as anticipation of future events, which may impact their useful economic life, such as changes in technology.

Estimated useful lives of long-lived assets

Judgment is used to estimate each component of an asset’s useful life and is based on an analysis of all pertinent factors including, but not limited to, the expected use of the asset and in the case of an intangible asset, contractual provisions that enable renewal or extension of the asset’s legal or contractual life without substantial cost, and renewal history. If the estimated useful lives were incorrect, this could result in an increase or decrease in the annual amortization expense, and future impairment charges.

Recent Accounting Pronouncements

OFFSETTING FINANCIAL ASSETS AND FINANCIAL LIABILITIES (AMENDMENTS TO IAS 32)

Effective for annual periods beginning on or after January 1, 2014, on a retrospective basis. Early application is permitted. If an entity applies this amendment earlier than required, it shall disclose that fact and shall also make the disclosures required by Disclosures—Offsetting Financial Assets and Financial Liabilities (Amendments to IFRS 7) issued in December 2011.

The Corporation has not yet assessed the impact of the adoption of this standard on its consolidated financial statements.

RECOVERABLE AMOUNT DISCLOSURES FOR NON-FINANCIAL ASSETS: AMENDMENTS TO IAS 36

The IASB has published Recoverable Amount Disclosures for Non-Financial Assets (Amendments to IAS 36). These narrow-scope amendments to IAS 36, Impairment of Assets, address the disclosure of information about the recoverable amount of impaired assets if that amount is based on fair value less costs of disposal.

The amendments are to be applied retrospectively for annual periods beginning on or after January 1, 2014. Earlier application is permitted for periods when the entity has already applied IFRS 13.

IFRS 9, FINANCIAL INSTRUMENTS

The IASB issued the chapters of IFRS 9 relating to the classification and measurement of financial assets. IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the many different rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments (its business model) and the contractual cash flow characteristics of the financial assets.

The IASB also issued new requirements in IFRS 9 to address the problem of volatility in profit or loss arising from an issuer choosing to measure its own debt at fair value (i.e., the “own credit” problem).

The IASB added to IFRS 9 impairment requirements related to the accounting for expected credit losses on an entity’s financial assets and commitments to extend credit.

The IASB also published a new hedge accounting model, together with corresponding disclosures about risk management activity for those applying hedge accounting. The new model represents a substantial overhaul of hedge accounting that will enable entities to better reflect their risk management activities in their financial statements. The most significant improvements apply to those that hedge non-financial risk.

An entity shall apply this Standard retrospectively for annual periods beginning on or after January 1, 2018 with early adoption permitted. The impairment provisions of IFRS 9 will not however be available for earlier application by those entities reporting under Canadian GAAP until the necessary due process, translation and publication processes have been completed by the AcSB.

IFRS 15, REVENUES FROM CONTRACTS WITH CUSTOMERS

The FASB and IASB (the Boards) have issued converged standards on revenue recognition. This new IFRS affects any entity using IFRS that either enters into contracts with customers to transfer goods or services or enters into contracts for the transfer of nonfinancial assets unless those contracts are within the scope of other standards. This IFRS will supersede the revenue recognition requirements in IAS 18 and most industry-specific guidance.

The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. To achieve that core principle, an entity should apply the following steps:

•	Step 1: Identify the contract(s) with a customer.

•	Step 2: Identify the performance obligations in the contract.

•	Step 3: Determine the transaction price.

•	Step 4: Allocate the transaction price to the performance obligations in the contract.

•	Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation.

An entity shall apply this Standard for annual reporting periods beginning on or after January 1, 2017. Earlier application is permitted. IFRS 15 will not however be available for earlier application by those entities reporting under Canadian GAAP until the necessary due process, translation and publication processes have been completed by the AcSB.

Off Balance Sheet Arrangements

The Corporation’s commitments under lease agreements for premises, hardware support contracts, and purchase obligations aggregate to approximately $93,750,000. The minimum annual payments are as follows:

$000’s
Within one year	18,259
Later than one year but not later than 5 years	33,934
More than 5 years	41,377

OUTSTANDING SHARE DATA

As at November 13, 2014, the Corporation had a total of 132,559,035 common shares issued and outstanding, 1,139,356 preferred shares issued and outstanding, 10,255,415 options issued under the Corporation’s stock option plan, and 16,267,890 share purchase warrants issued and outstanding.

BUSINESS RISKS AND UNCERTAINTIES

The Corporation operates in a rapidly changing environment that involves numerous risks and uncertainties, many of which are beyond Amaya’s control and which could have a material effect on Amaya’s business, revenue, operating results and financial condition.

Each of these risk factors could materially adversely affect the Corporation’s business, revenue, operating results and financial condition, as well as materially adversely affect the value of an investment in the securities of the Corporation.

The Corporation’s current principal risks and uncertainties as identified by Management are described below:

•	The manufacture and distribution of gaming solutions is subject to extensive scrutiny and regulation at all levels of government;

•	Online, social, casual and mobile gaming is a relatively new industry that continues to evolve. The success of this industry and Amaya’s online business will be affected by future developments in social networks, mobile platforms, legal or regulatory developments which are beyond Amaya’s control;

•	The Corporation and its licensees are subject to applicable laws in the jurisdictions in which they operate and future legislative and court decisions may have a material impact on operations and financial results;

•	The Corporation’s Native American tribal customers that operate Class II games under the IGRA are subject to regulation by the NIGC. Any changes in regulations could cause the Corporation to modify its Class II games to comply with the new regulations, which may result in the Corporation’s products becoming less competitive;

•	Any license, permit, approval or finding of suitability may be revoked, suspended or conditioned at any time. The loss of a license in one jurisdiction could trigger the loss of a license or affect Amaya’s eligibility for a license in another jurisdiction;

•	There are significant barriers to entry to the market for the Corporation’s solutions and if the Corporation is unable to overcome the barriers to entry, it will materially affect its results of operations and future prospects;

•	There is intense competition amongst gaming solution providers. If the Corporation is unable to obtain significant early market presence or it loses market share to its competitors, it will materially affect its results of operations and future prospects;

•	The ability of the Corporation to complete announced acquisitions and divestitures. The risks associated with these acquisitions and divestitures could have a material adverse effect upon the Corporation’s business, financial condition and operating results;

•	The markets for the Corporation’s solutions are characterized by rapidly changing technology, evolving industry standards and increasingly sophisticated customer requirements. The Corporation’s inability to develop solutions that are competitive in technology and price and that meet customer needs could have a material adverse effect on the Corporation’s business, financial condition and results of operations;

•	A significant portion of Amaya’s operations are conducted in foreign jurisdictions. As such, Amaya’s operations may be adversely affected by changes in foreign government policies and legislation or social instability and other factors which are not within the control of Amaya;

•	The Corporation holds patents, trademarks and other intellectual property rights. The Corporation has also applied for patent protection in the United States, Canada and Europe, relating to certain existing and proposed processes, designs and methods. If the Corporation is denied any or all of these patents, it may not be able to successfully prevent its competitors from imitating its solutions or using some or all of the processes that are the subject of such patent applications;

•	The sales cycle for the Corporation’s products and services is variable, typically ranging from between a few weeks to several months and in some cases even longer, from the point of initial contact with a potential customer to the actual completion of a sale. If any events were to occur that affect the timing of the order, the sales of the Corporation’s solutions or services may be cancelled or delayed, which would reduce the Corporation’s revenue;

•	The Corporation depends on the services of its executive officers as well as its key technical, sales, marketing and management personnel. The loss of any of these key persons could have a material adverse effect on the Corporation’s business, results of operations and financial condition;

•	The Corporation’s solutions are complex and, accordingly, they may contain defects or errors, particularly when first introduced or as new versions are released. Defects and errors in the Corporation’s solutions could materially and adversely affect the Corporation’s reputation, result in significant costs to it, delay planned release dates and impair its ability to sell its products in the future;

•	The Corporation incorporates security features into the design of its gaming machines and other systems which are designed to prevent the Corporation and its customers from being defrauded. If the Corporation’s security systems fail to prevent fraud, the Corporation’s operating results could be adversely affected;

•	A substantial portion of the Corporation’s revenue is earned in U.S. dollars and Euros, but a substantial portion of the Corporation’s operating expenses are incurred in Canadian and U.S. dollars. Fluctuations in the exchange rate between the U.S. dollar, the Euro and other currencies, such as the Canadian dollar, may have a material adverse effect on the Corporation’s business, financial condition and operating results;

•	The Corporation has experienced and expects to continue to experience rapid growth in the Corporation’s headcount and operations, placing significant demands on its operational and financial infrastructure. If the Corporation does not effectively manage its growth, its ability to develop and market its solutions could suffer, which could negatively affect its operating results;

•	Contract awards by lottery authorities are sometimes challenged by unsuccessful bidders, which can result in costly and protracted legal proceedings that can result in delayed implementation or cancellation of the award. Further, there can be no assurance that the current contracts of Amaya will be extended or that Amaya will be awarded new contracts as a result of competitive bidding processes in the future;

•	Some of the Corporation’s licensees rely on Internet service providers to allow the Corporation’s licensees’ customers and servers to communicate with each other. If Internet service providers experience service interruptions, communications over the Internet may be interrupted and impair the Corporation’s ability to carry on business. Further, there can be no assurance that the Internet infrastructure or the Corporation’s own network systems will continue to be able to meet the demand placed on it by the continued growth of the Internet, the overall online gaming industry or of the Corporation’s customers;

•	Any disruption in the Corporation’s network or telecommunications services could affect the Corporation’s ability to operate its games or financial systems, which would result in reduced revenues and customer down time;

•	In addition to regulations pertaining to the gaming industry in general and specifically to online gaming, the Corporation may become subject to any number of laws and regulations that may be adopted with respect to the Internet and electronic commerce. These laws could have a material adverse effect on Amaya’s business, revenues,operating results and financial condition;

•	The Corporation’s ability to make scheduled payments on or to refinance its debt obligations and to make distributions to enable it to service its debt obligations depends on its financial and operating performance. If the Corporation’s cash flows and capital resources are insufficient to fund its debt service obligations, it may be forced to reduce or delay activities and capital expenditures, sell assets, seek additional capital, or restructure or refinance its indebtedness;

•	As a supplier of gaming solutions, the Corporation must continually offer themes and products that appeal to gaming operators and players. The Corporation’s success depends in part on unpredictable and volatile factors that are beyond its control, such as customer preferences, competing games, travel activity and the availability of other entertainment activities;

•	The Corporation is heavily dependent on the gaming industry. A decline in demand for the Corporation’s products in the gaming industry could adversely affect its business;

•	From time to time, Amaya may be subject to litigation claims through the ordinary course of its business operations which could result in substantial costs and diversion of Amaya’s resources. This could cause a material adverse effect on its business, financial condition and results of operations;

•	Achieving the benefits of the Oldford Group acquisition depends in part on successfully supporting the B2C Business’s growth initiatives and operations in a timely and efficient manner, as well as Amaya’s ability to realize the anticipated growth and development opportunities. The process will require the dedication of management effort, time and resources which may divert management’s focus and resources from other strategic opportunities and from operational matters during this process. These decisions will present challenges to management and special risks pertaining to possible unanticipated liabilities, unanticipated costs, and the potential loss of key employees. This process may result in the loss and the disruption of ongoing business, customer and employee relationships that may adversely affect Amaya’s ability to achieve the anticipated benefits of the acquisition and as a result of these factors, it is possible that the anticipated benefits of the acquisition and the growth of Amaya and the B2C Business will not be realized.

•	The Corporation incurred a substantial amount of indebtedness to finance a portion of the Purchase Price related to the Oldford Group acquisition payable at closing with funds available through the Credit Facilities. Amaya believes that the Buyer will be able to satisfy all financial covenants and make all payments of principal and interest required thereunder. However, in the event that the Buyer does not generate sufficient cash flow, including revenues expected to be generated as a result of the Acquisition, there is a risk that the Buyer may not be able to satisfy all financial covenants set forth in, and/or satisfy all of its payment obligations with respect to the indebtedness incurred pursuant to the Credit Facilities. Any such failure to generate revenues or satisfy its obligations under such definitive documentation could have a material adverse effect on Amaya’s business, results from operations and financial condition.

•	In connection with the Oldford Group acquisition, a significant number of additional common shares and securities convertible or exchangeable into common shares were issued. The increase in the number of common shares issued and issuable may lead to sales of the common shares or the perception that such sales may occur, either of which may adversely affect the market for, and the market price of, common shares. Moreover, the potential that any significant holder of common shares may sell its common shares in the public market (commonly referred to as “market overhang”) as well as any actual sales of such common shares could adversely affect the market price of the common shares.

•	All historical information relating to the Oldford Group presented in, or due to lack of information omitted from, Corporation documents filed on SEDAR, including its Management Information Circular and Business Acquisition Report, including all financial information of the Oldford Group, has been provided in exclusive reliance on the information made available by the Oldford Group and their respective representatives. Although the Corporation has no reason to doubt the accuracy or completeness of the Oldford Group’s information provided therein, any inaccuracy or omission in such information contained could result in unanticipated liabilities or expenses, increase the cost of integrating Amaya and Oldford or adversely affect the operational plans of the combined entities and its results of operations and financial condition.

A more comprehensive list of the risks and uncertainties affecting Amaya can be found in its most recent Annual Information Form filed with the Canadian Securities Regulatory Authorities at www.sedar.com. Additionally, risk factors related to the Corporation’s Acquisition of Rational Group subsequent to quarter end are included in Amaya’s Management Information Circular dated June 30, 2014 and available on www.sedar.com. Investors are urged to consult such risk factors.

Cautionary Note Regarding Forward Looking Statements

Certain statements contained or incorporated by reference herein constitute forward-looking statements under Canadian securities legislation. These statements relate to future events or the Corporation’s future performance, business prospects or opportunities and product development. All such statements other than statements of historical fact are forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect, “may”, “will”, “project”, “predict”, “potential”, “targeting”, “intend”, “could”, “might”, “should”, “believe” and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. The Corporation believes that the expectations reflected in those forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward-looking statements contained or incorporated by reference herein should not be unduly relied upon. Actual results and developments are likely to differ, and may differ materially, from those expressed or implied by the forward-looking statements contained or incorporated by reference in this document.

These forward-looking statements involve risks and uncertainties relating to, among other things, the Corporation’s limited operating history, the heavily regulated industry, the significant barriers to entry to the market for the Corporation’s solutions, competition issues, the possibility that the Corporation be unable to complete future acquisitions and integrate those businesses successfully, , the impact of change in regulations or industry standards, international operations and risks of foreign operations. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, the risk factors described in this document as well as the Corporation’s other publicly disclosed documents.

Further Information

Additional information on the Corporation, including the Annual Information Form, may be obtained on SEDAR at www.sedar.com.

Montreal, Quebec

November 13, 2014

(Signed) “Daniel Sebag”
Daniel Sebag, CPA, CA Chief Financial Officer

AMAYA

AMAYA HEADQUARTERS:
7600 Trans Canada Hwy
Pointe-Claire, Quebec
H9R 1C8 Canada

Tel: +1 514 744 3122
Toll Free: 1 866 744 3122
Fax: +1 514 744 5144

amayagaming.com